OMB APROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response…10/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.            )

NeoMedia Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

640505103
(CUSIP Number)

February 3, 2011

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No.                      640505103

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments, L.P.
(13-4150836)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

	5.	Sole Voting Power:	0
Number of
Shares
Beneficially	6	Shared Voting Power:	0
Owned by
Each
Reporting	7.	Sole Dispositive Power:	0
Person With

	8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:		0 (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☒

11.	Percentage of Class Represented by Amount in Row (9):		9.9% (See Item No. 6 below)

12.	Type of Reporting Person (See Instructions):		PN

Item 1.
(a) Name of Issuer:        NeoMedia Technologies, Inc.
(b) Address of Issuer’s Principal Executive Offices:
Two Concourse Parkway, Suite 500
Atlanta, GA 30328
Item 2.	Identity and Background.
(a)	Name of Person Filing: YA Global Investments, L.P.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
(e)	Cusip Number: 640505103

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☒	Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percentage of Class: 9.9% (See Item No. 6 below)

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.	Ownership of more than five percent on Behalf of Another Person.

YA Global Investments, L.P. (“YA Global”) does not own any shares of Common Stock.  As the Investment Manager of YA Global, Yorkville Advisors, LLC (“Yorkville”) may be deemed to beneficially own the same amount of shares of Common Stock beneficially owned by YA Global.  As the General Partner to YA Global, Yorkville Advisors GP, LLC (“Yorkville GP”) may be deemed to beneficially own the same amount of shares of Common Stock beneficially owned by YA Global.  As the president of Yorkville and Yorkville GP and as the portfolio manager to YA Global, Mark Angelo (“Angelo”) may be deemed to beneficially own the same amount of shares of Common Stock beneficially owned by YA Global and YA Global GP.

YA Global is the owner of derivative securities which have a cap that prevents each derivative security from being converted and/or exercised if such conversion and/or exercise would cause the aggregate number of shares of Common Stock beneficially owned by YA Global and its affiliates to exceed 9.99% of the outstanding shares of the Common Stock following such conversion and/or exercise of the derivative security.  In addition, the cap pertaining to the derivative securities limits YA Global’s entitlement to 9.9% of the Common Stock Deemed Outstanding of the Company for purposes of any corporate vote.

Angelo is the direct owner of 375 shares of the Issuer’s Series C 8% Convertible Preferred Stock (“Preferred Shares”), par value $.01 per share, dated February 17, 2006.  Angelo obtained the Preferred Shares as of December 31, 2010, in which Angelo submitted a withdraw request from YA Global Investments (U.S.), LP (“YA Global U.S.”), a hedge fund, for funds previously invested by Angelo.  On January 3, 2011, Angelo received a letter from YA Global U.S. informing him that the withdraw request would be satisfied through an in-kind distribution of securities held by YA Global (the “In-Kind Distribution”).  Securities received by the Reporting Person pursuant to the In-Kind Distribution were valued by YA Global U.S. as of the close of business on December 31, 2010 at $375,000.  Angelo received 375 shares of the Preferred Shares of the Issuer valued by YA Global U.S. at $375,000.  As a result of the In-Kind Distribution, Angelo may be deemed to have acquired beneficial ownership of 375 shares of Preferred Shares.

The Certificate of Designation of the Preferred Shares provides that each share of the Preferred Shares is convertible into Common Stock of the Issuer equal to the quotient of the liquidation amount divided by the conversion price.  The liquidation amount is equal to $1,000 per share of a Preferred Share.  The conversion price is equal to, at the option of the holder of the Preferred Share, the lesser of (i) $.50 or (ii) 97% of the lowest closing bid price of the Common Stock for the 125 trading days immediately preceding the date of conversion, as quoted by Bloomberg LP.

The Certificate of Designation further provides that no holder of the Preferred Shares shall be entitled to convert the Preferred Shares to the extent that such conversion would cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 9.99% of the outstanding shares of Common Stock following such conversion (which provision may be waived by such holder by written notice from such holder to the Issuer, which notice shall be affective 61 days after the date of such notice).

Assuming a conversion price of $0.0582, if Angelo converted as of the date hereof, the Reporting Person would own 6,443,299 shares of Common Stock of the Issuer which would represent approximately 15.3% of the total shares of Common Stock outstanding at such time, based on 35,660,877 shares of Common Stock outstanding as informed by the Issuer on January 17, 2011.  However, as noted above, the Certificate of Designation prohibits the Reporting Person from converting the Preferred Shares to the extent such conversion would result in the Reporting Person, beneficially owning (as determined in accordance with section 13(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) in excess of 9.9% of the then and outstanding shares of Common Stock.

YA Global may be deemed to beneficially own the 375 Preferred Shares beneficially owned by Angelo, as he is the president of Yorkville and the investment manager to YA Global and the portfolio manager to YA Global.  Yorkville Advisors may be deemed to beneficially own the 375 Preferred Shares owned by Angelo, as he is the president of Yorkville.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

1.	YA Global Investments, L.P.
2.	Yorkville Advisors, LLC
3.	Yorkville Advisors GP, LLC
4.	Mark Angelo

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:
Except for the 300 Preferred Stock beneficially owned by Angelo, the other Reporting Persons disclaim beneficial ownership of these securities except to the extent of his or its pecuniary interest, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

/s/ Steven S. Goldstein, Esq.	Date: 2/3/11
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer
As: Investment Manager
To: Yorkville Advisors, L.P.

/s/ Steven S. Goldstein, Esq.	Date: 2/3/11
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer

/s/ Steven S. Goldstein, Esq.	Date: 2/3/11
By: Steven S. Goldstein, Esq.
Yorkville Advisors GP, LLC
As: General Partner to
YA Global Investments, L.P.
Its: Chief Compliance Officer

/s/ Mark Angelo	Date: 2/3/11
By: Mark Angelo